SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of:  March, 2006
Catalyst Paper Company
(Name of registrant)
16th Floor, 250 Howe Street, Vancouver
British Columbia, Canada, V6C 3R8
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).) 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

	By:	/s/ Valerie Seager
		Name:	Valerie Seager
Date: March 29, 2006		Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	2006 Notice of Meeting and Management Information Circular

CATALYST PAPER CORPORATION

NOTICE OF 2006 ANNUAL MEETING
OF SHAREHOLDERS OF
CATALYST PAPER CORPORATION

TO BE HELD ON

APRIL 27, 2006

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL MEETING
To the Holders of Common Shares of Catalyst Paper Corporation:
      The Annual Meeting (the “Meeting”) of Catalyst Paper Corporation (the “Corporation”) will be held in the Malaspina Room, at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Thursday, April 27, 2006 at 2:00 p.m., local time, for the following purposes:

1.	To place before the Meeting the consolidated financial statements of the Corporation for the year ended December 31, 2005, and the auditors’ report thereon.

2.	To elect the directors for the ensuing year.

3.	To appoint auditors for the ensuing year.

4.	To transact such other business as may properly come before the Meeting.
      The directors have fixed the close of business on Tuesday, March 14, 2006 as the record date for determining Shareholders who are entitled to attend and vote at the Meeting.
      The consolidated financial statements and the auditors’ report for the year ended December 31, 2005 are contained in the Annual Report accompanying this Notice.
      If you cannot attend the Meeting in person, you are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5 prior to 2:00 p.m. Vancouver time on Tuesday, April 25, 2006, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned Meeting.
      DATED at Vancouver, British Columbia, this 10th day of March, 2006.

By order of the Board

(signed) Valerie Seager
Corporate Secretary

MANAGEMENT PROXY CIRCULAR
March 10, 2006
SOLICITATION OF PROXIES
      This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of CATALYST PAPER CORPORATION (the “Corporation”) for use at the Annual Meeting of the Corporation (the “Meeting”) to be held on Thursday, April 27, 2006, and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting. The cost of solicitation of proxies will be borne by the Corporation.
VOTING BY PROXIES
      The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice of Annual Meeting and any other matters which may properly come before the Meeting. On any ballot, the common shares (the “Common Shares”) represented by the proxy will be voted or withheld from voting in accordance with the instructions of the registered holder of the Common Shares (a “Shareholder”) as specified in the proxy with respect to any matter to be acted on. If a choice is not specified with respect to any matter, the Common Shares represented by a proxy given to management are intended to be voted for the nominees of management for directors and auditors. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy. Proxies must be delivered to the Corporation at 250 Howe Street, 16th Floor, Vancouver, British Columbia, Canada V6C 3R8 or to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5, in either case prior to 2:00 p.m. Vancouver time on Tuesday, April 25, 2006. A self-addressed envelope is enclosed.
      Management of the Corporation are not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.
ADVICE TO BENEFICIAL HOLDERS OF SHARES
      The information set forth in this section is of significant importance to persons who beneficially own Common Shares, as a substantial number of such persons do not hold Common Shares in their own name. Shareholders who hold Common Shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Common Shares in their own name should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting. Common Shares held through intermediaries by Shareholders who have not received the Meeting materials directly from the Corporation or CIBC Mellon Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those Common Shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Corporation. See “Additional Information for Non-Registered Shareholders” below.
      Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of Common Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)	a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)	more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.
      The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.
Additional Information for Non-Registered Shareholders
      This management information circular and accompanying materials are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares — those who object to their name being made known to the Corporation (called OBOs or Objecting Beneficial Owners) and those who do not object to the Corporation knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Beginning on September 1, 2002, provided the Corporation complied with the applicable provisions of Canadian securities legislation, the Corporation could request and obtain a list of its NOBOs from intermediaries via the Transfer Agent. However the list of NOBOs could not be used for the distribution of proxy-related materials directly to NOBOs prior to September 1, 2004. The Corporation has decided to take advantage of those provisions of securities legislation that permit it to directly deliver the Meeting materials to its NOBOs. If you are a non-registered Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding the Common Shares on your behalf.
      By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive a Voting Instruction Form (“VIF”) from the Transfer Agent, or one of its affiliates. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.
REVOCABILITY OF PROXIES
      A Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the Canada Business Corporations Act, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing and delivered either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.
      A proxy is valid only in respect of the Meeting.
PERSONS MAKING THE SOLICITATION
      This solicitation of proxies is made by management of the Corporation. The cost of the solicitation has been and will be borne by the Corporation.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
      The authorized capital of the Corporation consists of an unlimited number of Common Shares and 100,000,000 Preferred Shares, of which 214,604,120 Common Shares and no Preferred Shares are issued and outstanding.
      The Common Shares are entitled to be voted at the Meeting and on a ballot each Common Share is entitled to one vote.
      The record date for determination of the Shareholders entitled to attend and vote at the Meeting is March 14, 2006.
      A simple majority of votes cast are required to approve all matters to be submitted to a vote of Shareholders at the Meeting, other than the election of directors.
      To the knowledge of the directors and senior officers of the Corporation, the only person that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 per cent of the outstanding Common Shares of the Corporation is Third Avenue Management LLC which controls 32,418,750 Common Shares representing approximately 15.11% of the issued and outstanding Common Shares (but does not beneficially own such shares).

      The directors and officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one per cent of the Corporation’s issued and outstanding Common Shares.
ELECTION OF DIRECTORS
      The directors have set the number of directors of the Corporation for election at the Meeting at nine. Each of the persons whose name appears hereunder is proposed by management to be nominated for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation or until they sooner cease to hold office. It is intended that the Common Shares represented by proxies solicited by management will be voted in favour of the election of such persons as directors of the Corporation if no choice in respect of such election is specified in the proxy. The following information concerning the respective nominees has been furnished by them:

THOMAS S. CHAMBERS Vancouver, British Columbia Canada Number of Common Shares Beneficially Owned or Controlled Number of Deferred Share Units Held	Director since: October 30, 2003 58,200 64,905

President of Senior Partner Services Ltd. Previously, Partner, PricewaterhouseCoopers. Also a director of Coopers Park Realty Estate Corporation, Elephant and Castle Group Inc. and MacDonald Dettwiler and Associates Ltd.

GARY COLLINS Vancouver, British Columbia Canada Number of Common Shares Beneficially Owned or Controlled Number of Deferred Share Units Held	Director since: April 27, 2005 Nil 25,378

President and Chief Executive Officer of HMY Airways Inc., an airline company. Previously, member of the British Columbia Legislative Assembly, and Minister of Finance, British Columbia.

MARK DODSON Portland, Oregon United States Number of Common Shares Beneficially Owned or Controlled Number of Deferred Share Units Held	Director since: February 16, 2006 Nil Nil

President, Chief Executive Officer and director of Northwest Natural Gas Company, an energy marketing and distribution company. Previously, President and Chief Operating Officer and General Counsel at Northwest Natural Gas Company. Also a director of Energy Insurance Mutual Ltd.

RUSSELL J. HORNER Vancouver, British Columbia Canada Number of Common Shares Beneficially Owned or Controlled Number of Deferred Share Units Held	Director since: November 3, 1999 58,913 N/A

President and Chief Executive Officer of Catalyst Paper Corporation. Also a director of Agrium Inc.

BRIAN KENNING Vancouver, British Columbia Canada Number of Common Shares Beneficially Owned or Controlled Number of Deferred Share Units Held	Director since: March 6, 2006 Nil Nil

Corporate Director and director of Brookfield Asset Management Advisory Board. Previously, Managing Partner of Brookfield Asset Management Inc. (formerly Brascan Corporation), an asset management company. Also a director of MacDonald Dettwiler and Associates Ltd., the British Columbia Railway Company, Hot House Growers Income Fund, Royal Oak Ventures and B.C. Pacific Capital Corporation.

ALICE LABERGE Vancouver, British Columbia Canada Number of Common Shares Beneficially Owned or Controlled Number of Deferred Share Units Held	Director since: September 19, 2005 10,000 12,433

Corporate Director. Previously, President and Chief Executive Officer of Fincentric Corporation, a global provider of software solutions to financial institutions, Chief Financial Officer of Fincentric Corporation, Senior Vice President and Chief Financial Officer of MacMillan Bloedel Limited, an integrated forest products company. Also a director of Potash Corporation of Saskatchewan, Royal Bank of Canada, the United Way of the Lower Mainland and St. Paul’s Hospital Foundation.

R. KEITH PURCHASE West Vancouver, British Columbia Canada Number of Common Shares Beneficially Owned or Controlled Number of Deferred Share Units Held	Director since: August 27, 2001 9,487 53,854

Corporate Director and advisor. Previously, Executive Vice President and Chief Operating Officer, MacMillan Bloedel Limited, an integrated forest products company. Also a director of Tree Island Wire Income Fund, Art in Motion Income Fund and Integrated Paving Concepts Inc.

WILLIAM P. ROSENFELD Toronto, Ontario Canada Number of Common Shares Beneficially Owned or Controlled Number of Deferred Share Units Held	Director since: October 27, 1993 24,430 85,559

Counsel to Goodmans, Barristers & Solicitors. Previously, Partner, Goodmans.

DAVID UNRUH West Vancouver, British Columbia Canada Number of Common Shares Beneficially Owned or Controlled Number of Deferred Share Units Held	Director since: February 22, 2006 Nil Nil

Director of Westcoast Energy Inc. and Union Gas Limited. Previously, non-executive Vice Chair of Westcoast Energy Inc. and Union Gas Limited, Senior Vice President and General Counsel, North American Operations of Duke Energy Gas Transmission, and Senior Vice-President, Law and Corporate Secretary, Westcoast Energy Inc.
      The Corporation does not have an executive committee.
      Mr. Chambers and Mr. Kenning are both directors of MacDonald Dettwiler and Associates Ltd.
APPOINTMENT OF AUDITORS
      Management proposes to nominate KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of the Shareholders of the Corporation. A predecessor firm of KPMG LLP was first appointed to such office in 1946.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS
      As at December 31, 2005 the Corporation has authorized the following securities for issuance pursuant to equity compensation plans:

Number of
securities
	Number of	Weighted-	remaining available
	securities to be	average exercise	for future issuance
	issued upon	price of	under equity
	exercise of	outstanding	compensation plans
	outstanding	options,	(excluding
	options, warrants	warrants and	securities reflected
	and rights	rights	in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders (1)	8,409,500	$5.00	1,590,500

(1)	Catalyst Paper Corporation 1995 Stock Option Plan. See “Report on Executive Compensation — Long Term Incentive Plan — Stock Option Plan” on page 9 for a description of the 1995 Stock Option Plan.
EXECUTIVE COMPENSATION
Summary Compensation Table
      The following table reflects compensation paid during each year, except that bonus amounts are in respect of each year.

		Annual Compensation			Long-Term Compensation

					Awards	Payouts

						Restricted
						Shares or
				Other Annual	Securities Under	Restricted	LTIP	All Other
		Salary	Bonus	Compensation (2)	Option/ SARs	Share Units	Payouts	Compensation (3)(4)
Name and Principal Position	Year	($)	($)	($)	Granted (#)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

R.J. Horner	2005	600,000	300,000	–	1,132,750	–	–	520,124
President and	2004	600,000	450,000	–	531,250	–	–	209,867
Chief Executive Officer	2003	600,000	400,000	–	–	–	–	223,249

J.M. Beaman (1)	2005	172,500	–	–	50,000	–	–	59,047
Senior Vice President,	2004	343,333	210,450	–	150,000	–	–	64,866
Operations	2003	322,917	196,630	–	–	–	–	66,203

R. Leverton	2005	299,166	102,000	–	277,500	–	–	90,406
Vice President, Finance and	2004	289,167	159,500	–	125,000	–	–	75,375
Chief Financial Officer	2003	280,000	147,000	–	–	–	–	72,558

J.E. Armitage	2005	297,916	120,000	–	253,000	–	–	88,547
Senior Vice President,	2004	272,917	149,050	–	112,500	–	–	77,001
Sales and Marketing	2003	250,000	151,250	–	–	–	–	66,818

W.R. Buchhorn	2005	270,833	101,550	–	267,750	–	–	71,676
Senior Vice President, Operations	2004	222,917	123,750	–	93,750	–	–	62,907
	2003	200,000	81,750	–	–	–	–	45,272

R. Lindstrom	2005	216,041	54,001	–	62,500	–	–	52,205
Vice President,	2004	199,583	70,500	–	62,500	–	–	46,403
Supply Chain	2003	194,167	86,830	–	–	–	–	42,971

Notes:

(1)	Mr. Beaman retired on June 30, 2005.

(2)	Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus for any of the above named individuals (the “Named Executive Officers”).

(3)	Amounts in this column include the Corporation’s contribution to an employee share purchase plan which was available to all employees of the Corporation up to December 31, 2003.

(4)	Amounts in this column include annual contributions and allocations (including investment returns on notional account balances) to the Corporation’s defined contribution pension plan for the year ended December 31, 2005: R.J. Horner $520,124; J.M. Beaman $59,047; R. Leverton $90,406; J.E. Armitage $88,547, W.R. Buchhorn $71,676 and R. Lindstrom $52,205.

Stock Options
      The following table sets forth information concerning grants of stock options (“Options”) to the Named Executive Officers in respect of the year ended December 31, 2005.
OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

				Market Value of
	Securities under	% of Total		Securities
	Options	Options Granted to	Exercise or	Underlying Options
	Granted (1)(2)	Employees in	Base Price	on the Date of Grant
Name	(#)	Fiscal Year	($/Security)	($/Security) (3)	Expiration Date

R.J. Horner	1,132,750	39%	3.62	3.64	January 2, 2015
J.M. Beaman (4)	150,000	5%	3.62	3.64	March 30, 2006
R. Leverton	277,500	10%	3.62	3.64	January 2, 2015
J.E. Armitage	253,800	9%	3.62	3.64	January 2, 2015
W.R. Buchhorn	100,000	3%	3.18	3.18	June 30, 2015
	167,750	6%	3.62	3.64	January 2, 2015
R. Lindstrom	62,500	2%	3.62	3.64	January 2, 2015

Notes:

(1)	Underlying securities are Common Shares of the Corporation.

(2)	One-third of the options become exercisable at the end of each of the first, second and third years following January 2, 2005 unless the market price of the Common Shares exceeds $5.20, at which time all options become exercisable. In the case of the 100,000 options granted to Mr. Buchhorn, one third of the options became exercisable at the end of each of the first, second and third years following June 30, 2005 unless the market price of the Common Shares exceeds $4.57, at which time all options become exercisable.

(3)	The market value is the 10-day average trading price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant.

(4)	Mr. Beaman retired on June 30, 2005. 100,000 of these options expired on that date and the remainder will expire on March 30, 2006.
     The following table summarizes for each of the Named Executive Officers the number of Options/ Share Appreciation Rights (“SARs”) if any, exercised during the year ended December 31, 2005, the aggregate value realized upon exercise, the total number of unexercised Options/ SARs, if any, held at December 31, 2005, and the value of such unexercised Options/ SARs at the same date.
AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

					Value of Unexercised
					in-the-Money
			Unexercised Options/SARs		Options/SARs at
			at December 31,		December 31, 2005 (2)
	Securities	Aggregate Value	2005 (1)(3)(#)		($)
	Exercised	Realized (1)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

R.J. Horner	–	–	1,278,583	1,486,917	–	–
J.M. Beaman (4)	–	–	416,500	100,000	–	–
R. Leverton	–	–	404,667	360,833	–	–
J.E. Armitage	–	–	367,000	328,000	–	–
W.R. Buchhorn	–	–	229,750	330,250	–	–
R. Lindstrom	–	–	185,833	104,167	–	–

Notes:

(1)	The value realized on the exercise of an Option or SAR is equal to the difference between the market value of the relevant underlying security at the time of exercise and the exercise or base price of the Option or SAR.

(2)	The value of the unexercised in-the-money Options/ SARs at the year end is the excess, if any, of the market value of the relevant underlying security as at December 31, 2005 (being $3.06 in respect of the Common Shares) over the exercise or base price of the relevant Options or SARs.

(3)	Underlying securities are Common Shares of the Corporation.

(4)	Mr. Beaman retired on June 30, 2005.
Retirement Plans
      Each of the Named Executive Officers is a member of the defined contribution segment of the Supplemental Retirement Plan for Senior Executives (the “SRP”). The Corporation makes regular contributions to the SRP on behalf of senior executives including the Named Executive Officers. Upon retirement the executive can elect to receive benefits as either a lump sum or in ten equal annual instalments, calculated based on the 10 year Government of Canada bond rate. Benefits payable under the SRP are secured by a letter of credit. Mr. Horner’s retirement account is credited with an annual lump sum payment of $300,000, plus an amount equal to 12% of his monthly salary and bonus. The retirement accounts of each of Messrs. Leverton, Armitage and Buchhorn are credited with an amount equal to 20% of their respective monthly salary and bonus. The remaining Named Executive Officer is credited with an amount equal to 12% of his monthly salary and bonus. Of these amounts, seven per cent of the monthly salary and bonus (to a maximum of $18,000) is contributed to the member’s account in the defined contribution segment of the salaried retirement plan available to all Canadian employees of the Corporation and the remainder is allocated to a notional account maintained for the member under the SRP. No benefit is payable under the SRP if the member ceases to be employed by the Corporation prior to attaining five years of participation in the plan. The amounts paid to the Named Executive Officers pursuant to the Corporation’s retirement plans in respect of the year ended December 31, 2005 are set out in the Summary Compensation Table on page 5 under the column entitled “All Other Compensation”.
      Under the defined contribution segment of the SRP, the amount of bonus recognized in pensionable earnings is limited to 50 per cent of the bonus payment for the year subject to a further limit of 50 per cent of the executive’s target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the immediately following calendar year and applied in years in which the target bonus limit is not reached.
      The retirement benefits that become payable under the SRP are offset by the retirement benefits payable under any other Corporation pension plans.
Termination of Employment, Change in Responsibilities and Employment Contracts
      The Board of directors has determined it is in the best interests of the Corporation to encourage the continuity of senior management under certain circumstances.
      The Corporation entered into severance agreements with certain of the Named Executive Officers, which replace previous agreements that expired in July, 2002. The agreements provide that the Named Executive Officer whose employment is terminated by the Corporation without cause within the period of two years after the date of completion of a “Proposed Transaction” will be entitled to a two-year termination leave. During this termination leave, he will receive annual salary, bonus under the Corporation’s Short Term Incentive Plan and certain of the benefits previously received. A “Proposed Transaction” means (i) the acquisition by Norske Skogindustrier ASA of more than 50% of the outstanding voting shares of the Corporation or the acquisition by an entity other than Norske Skogindustrier ASA of more than 35% of the outstanding voting shares of the Corporation; (ii) the acquisition of all or substantially all of the assets of the Corporation; (iii) a merger with one or more other entities that results in a change in the majority of the Board of directors of the Corporation or securities holders of the parties to the merger other than the Corporation holding more than 35% of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of the Corporation as a Proposed Transaction. If the Named Executive Officer secures comparable alternative employment during the termination leave, the Named Executive Officer will receive a lump sum payment equal to one-half of the salary which would otherwise be received during the balance of the termination leave. In lieu of taking termination leave, the Named Executive Officer may elect to receive a lump sum settlement equal to 80 per cent of the salary which would otherwise be received during the termination leave plus 75 per cent of the Named Executive Officer’s target bonus under the short term incentive plan for the current year. These severance agreements expire, if a Proposed Transaction has not been completed, on September 30, 2006.
      In 2001 the Corporation entered into an agreement, subsequently amended, with each of Mr. Horner and Mr. Leverton that provides for benefits to be paid to such individual in the event his employment terminates following a “Control Change”. A “Control Change” means: (i) the acquisition by Norske Skogindustrier ASA of more than 50% of the outstanding voting shares of the Corporation or the acquisition by an entity other than Norske Skogindustrier ASA of more than 25% of the outstanding voting shares of the Corporation; (ii) the acquisition of all or substantially all of the assets of the Corporation; (iii) a merger with one or more other entities that results in a change in the majority of the Board of directors of the Corporation or securities holders of the parties to the merger other than the Corporation holding more than 25% of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of the Corporation as a Proposed Transaction. The benefits include payment of three times the individual’s annual remuneration, being his base salary plus an amount equal to his target bonus for the year, the acceleration of all outstanding stock options, the acceleration of retirement benefits equal to five years’ service, and job relocation counselling fees. These benefits are payable if the individual resigns, in the case of Mr. Horner within one year, and in the case of Mr. Leverton within 90 days, after a Control Change or if, within two years after such Control Change, his employment is terminated without just cause or he terminates his employment for good reason. Each of these agreements becomes operative if a Control Change occurs prior to October 1, 2006 or such later date as the Corporation may from time to time specify.

COMPOSITION OF THE COMPENSATION COMMITTEE
      The Governance and Human Resources Committee monitors, on behalf of the Board of directors, senior executive succession, career development and compensation of executive officers, including the Named Executive Officers. Each of T.S. Chambers, G. Collins, J.T. Johnstone, V. Lerstad, J. Oksum, and W.P. Rosenfeld were members of the Committee during the year ended December 31, 2005. Mr. Lerstad and Mr. Oksum resigned as directors of the Corporation, and as committee members, on February 16, 2006.
REPORT ON EXECUTIVE COMPENSATION
      The Governance and Human Resources Committee recommends to the Board of directors the compensation for the executive officers.
Compensation Strategy
      The compensation strategy for the Corporation is based on a total compensation philosophy. Total compensation includes three principal components: base salary, benefits and perquisites; short term incentives payable as an annual cash bonus and intended to focus initiative on annual objectives; and long term incentives granted through the issuance of stock options to encourage the enhancement of shareholder value.
      The total compensation strategy is intended to accomplish the following objectives:

•	to attract executive officers who have demonstrated superior leadership and management skills;

•	to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

•	to link the personal interests of the executive officers with those of the shareholders; and

•	to motivate executive officers to achieve excellence within their respective areas of responsibility.
      The Committee believes these objectives will be reached with a total compensation package which corresponds to median levels of compensation prevailing in the marketplace for executive officers occupying similar positions in competing enterprises. Although target awards under the short and long term incentive plans are aimed at market median levels, actual awards paid to executives vary above and below target levels based upon both individual and corporate performance.
Base Salary, Benefits and Perquisites
      Base salary, benefits and perquisites are targeted at the median level of compensation for executive officers in other selected forest products companies of similar size and complexity in Canada. The Governance and Human Resources Committee regularly receives a report from an independent consultant which provides the Committee with information on those levels of compensation. In 2005 the Corporation retained Towers Perrin to provide advice on the market competitiveness of the Corporation’s executive compensation. Towers Perrin also provides certain pension consulting and actuarial services to the Corporation, and was engaged in 2005 to assess the Corporation’s post-retirement benefit plans.
      Each position is assigned a salary range and a benefit and perquisite program which is adjusted to maintain the desired competitive position in the market place. Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.
Short Term Incentive Plan
      The Corporation has a short term incentive plan under which executive officers may be paid an annual bonus based upon the achievement of objectively measured corporate objectives and subjectively measured personal objectives.
      Membership in the plan is limited to designated individuals and includes the Named Executive Officers.
      Annual bonuses that may be awarded under the short term incentive plan can vary from zero to 80% of base salary for participants in the plan, other than the Chief Executive Officer, and zero to 124% of base salary in the case of the Chief Executive Officer.
      The Governance and Human Resources Committee determines the amounts of the annual bonuses made under the plan. For participants in the plan, other than the Chief Executive Officer, 70% of the bonus is based upon the achievement of objectively measured corporate objectives and 30% of the bonus is based upon the achievement of personal objectives that are agreed to individually by each participant. In 2005 the corporate objectives included the attainment of a measured improvement in employee safety (10%), the attainment of a target amount of earnings before interest, taxes, depreciation and amortization (“EBITDA”) (50%) and the attainment of a target EBITDA margin for the Corporation’s paper operations (10%). In 2005, partial bonuses were paid to the participants, based upon improvements in employee safety, the attainment of

EBITDA at a pre-determined threshold amount and the attainment of the target EBITDA margin. The Governance and Human Resources Committee determines the bonuses for the attainment of personal objectives on the recommendation of the Chief Executive Officer. The bonuses awarded for 2005 to the participants in the plan for the attainment of personal objectives range from 50% to 88% of the maximum bonus available for this criterion.
      In addition to the bonuses awarded under the short term incentive plan, the Governance and Human Resources Committee may also award one time special bonuses to the Named Executive Officers in recognition of the achievement of special results in a fiscal year. No special bonuses were awarded to the Named Executive Officers in 2005.
      The compensation of the Chief Executive Officer is based upon a combination of base salary, a short term incentive plan under which a cash bonus may be awarded and the grant of stock options under the Corporation’s stock option plan. The base salary of the Chief Executive Officer is targeted at the median of the salaries paid to chief executive officers of companies engaged in the forest products industry in Canada. The short term incentive plan is based upon the attainment of objectively measured corporate objectives and the achievement of personal objectives. These objectives are each determined by the Governance and Human Resources Committee, in consultation with the Chief Executive Officer, before the commencement of each fiscal year of the Corporation. In 2005, the relative weighting of the objectives for the Chief Executive Officer in that fiscal year were: improvement in the health and safety performance of the employees of the Corporation — 10%; attainment of a target amount of EBITDA — 50%; attainment of a target EBITDA margin for the Corporation’s paper operations — 10%; and attainment of personal objectives — 30%. The personal objectives emphasized leadership and initiative in matters agreed to between the Governance and Human Resources Committee and the Chief Executive Officer. The bonus awarded to the Chief Executive Officer for 2005 recognized improvements in employee safety, the attainment of EBITDA at a pre-determined threshold amount and the attainment of the target EBITDA margin. The bonus also included recognition of the attainment of the agreed upon personal objectives.
Long Term Incentives Plan — Stock Option Plan
      To provide a longer term incentive to executives, the Corporation has a stock option plan (the “Plan”). Individual executives are eligible for option grants annually, with a notional value that corresponds to a target percentage of the executive’s salary. The target percentage of salary is determined annually by the Governance and Human Resources Committee to maintain market median total compensation levels for executives. The notional value of the options granted is 125 per cent of annual salary for the Chief Executive Officer and 40 per cent to 65 per cent for other executives. The notional value of the options is established by an external, independent specialist using the binomial valuation methodology.
      The Plan provides for grants of options to acquire Common Shares of the Corporation to directors and employees of the Corporation and its subsidiaries in such numbers as the Governance and Human Resources Committee determines from time to time. In 2004, the Governance and Human Resources Committee discontinued the practice of granting stock options to directors. In 2004, shareholders of the Corporation approved the granting of options for up to 10,000,000 Common Shares, representing 4.6% of the issued and outstanding Common Shares. Options to purchase a total of 9,941,500 Common Shares are currently outstanding under the Plan.
      The maximum term of all stock options is 10 years, although the Governance and Human Resources Committee may provide for a shorter term in its discretion. The exercise price of the options is based on the 10-day average trading value of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant. The vesting of the options is determined by the Committee at the time of the grant; however most options become exercisable as to one-third on or after the first, second and third anniversary of the date of grant, and become immediately exercisable if a predetermined share price hurdle is exceeded. The share price hurdle is based on a benchmark compound annual growth rate calculated over a specified period of time, as established by the Committee at the time of grant.
      The Plan provides that no option will be granted if the aggregate number of Common Shares reserved for issuance pursuant to those options and any other stock options granted by the Corporation to any one person would exceed 5% or, in the case of insiders, would exceed 10%, of all of the outstanding Common Shares. Options are not assignable or transferable, although if an option holder dies, his or her legal personal representative may exercise the option in accordance with the terms of the Plan.

      The restrictions and conditions applicable to the options in the event that an employee ceases to be associated with the Corporation is determined by the Governance and Human Resources Committee at the time of the option grant. Generally, however, options are granted on the basis that:

(a)	if an option holder dies, vested options must be exercised by his or her personal representatives no later than the later of:

(i)	90 days after the earlier of the date of the grant of probate of the estate and the first anniversary of the date of death; and

(ii)	90 days after the end of the fiscal year of the Corporation in which the death occurred;

(b)	if an option holder retires or becomes permanently disabled, vested options must be exercised no later than the earlier of:

(i)	90 days after the end of the fiscal year of the Corporation in which the option holder retired or became disabled; and

(ii)	the end of the options’ term;

(c)	if an option holder’s employment is terminated either voluntarily or without cause, vested options must be exercised within 30 days after the date of termination of employment; and

(d)	if an option holder’s employment is terminated for cause, all options terminate immediately.
      The Governance and Human Resources Committee may at any time terminate the Plan or make such amendments to the Plan as it considers advisable, subject to applicable legislation and any required regulatory or shareholder approval and the rules of any stock exchange on which the Common Shares are listed.
Report submitted by:
J.T. Johnstone, Chairman of the Governance and Human Resources Committee
T.S. Chambers
G. Collins
W.P. Rosenfeld

PERFORMANCE GRAPH
      The following graph compares the cumulative total shareholder return from an investment in Common Shares of the Corporation made on December 31, 2000 with the cumulative total return of a similar investment in the group of companies in the TSE 300 Index and the TSE Paper & Forest Products Index.

	Dec 31 - 2000	Dec 31 - 2001	Dec 31 - 2002	Dec 31 - 2003	Dec 31 - 2004	Dec 31 - 2005

CTL	100.0	117.2	93.9	71.8	65.0	52.9

S&P/TSX	100.0	87.5	76.7	96.5	109.9	135.2

TSX Paper and Forest	100.0	108.8	112.3	110.1	109.0	77.0

COMPENSATION OF DIRECTORS
      The Chairman of the Board receives an annual retainer of $110,000 and the Deputy Chair receives an annual retainer of $55,000. All of the other directors receive an annual retainer of $25,000 except that no director who is an executive officer of the Corporation receives any additional compensation for his activities as a director.
      In addition to the annual retainer, each director is paid $1,500 for each Board meeting attended. The fee for Board meetings held by telephone is $750. Directors acting on committees of the Board (other than chairs of committees) receive an additional annual retainer of $3,000. Chairs of the Governance and Human Resources and the Environmental, Health and Safety Committees receive an additional annual retainer of $5,000 and the Chair of the Audit Committee receives an additional annual retainer of $10,000. In addition, directors are paid $1,200 for each committee meeting they attend. Directors are also reimbursed for their reasonable expenses in connection with such meetings.
      Directors may choose to convert all or part of their compensation into deferred share units (“DSUs”). The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Corporation’s Common Shares on the Toronto Stock Exchange over the ten days prior to the calculation date. The value of the DSUs is payable by the Corporation to a director upon the director’s departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the Toronto Stock Exchange over the ten days prior to the relevant calculation date. All amounts are paid in cash, subject to statutory withholdings. A director may change his or her DSU election prior to the commencement of each calendar year.

      Although directors were previously eligible for a stock option grant, the Corporation has discontinued this practice. Directors now receive an annual grant of DSUs in January of each year. The annual grant for each director is as follows:

DSU Value
at the time
Position	of grant

Chair	$62,600
Deputy Chair	48,800
Director	35,000
      The following table sets out the DSUs held by directors as at December 31, 2005:

	Number of	Percentage of
	DSU’s Held as at	Compensation
Director	December 31, 2005	as DSU’s

T.S. Chambers	49,640	100%
G. Collins	11,807	100%
J. Dragvik(1)	Nil	0%
J.T. Johnstone	68,650	100%
A. Laberge	1,827	50%
V. Lerstad(1)	12,801	0%
J. Oksum(1)	20,411	0%
R.K. Purchase	38,328	50%
W.P. Rosenfeld	70,137	75%

(1)	Each of Messrs. Dragvik, Lerstad and Oksum resigned as a director of the Corporation on February 16, 2006, concurrent with the sale by Norske Skogindustrier ASA of its 29.4% interest in the Corporation. These directors elected not to receive their regular compensation in the form of DSUs. However, all directors receive an annual DSU grant as part of their compensation.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
      The Corporation has purchased primary and excess directors’ and officers’ liability insurance policies for the benefit of the directors and executive officers of the Corporation and its subsidiaries against any liability, including legal costs, incurred by them in their capacity as directors or executive officers of the Corporation and its subsidiaries, subject to all of the terms and conditions of such policies. The aggregate amount of premiums in the year ended December 31, 2005 paid by the Corporation in respect of directors and executive officers as a group was approximately $287,000. The total limit of insurance purchased for all directors and executive officers was $75 million per loss and in annual aggregate. There is no deductible for claims made against individual directors and executive officers. The Corporation is an insured entity under the program against liability arising from (a) securities claims; (b) oppressive conduct claims; and (c) Canadian pollution claims. The deductible for claims made against the Corporation is $250,000.
CORPORATE GOVERNANCE PRACTICES
      The Corporation seeks to achieve high standards of corporate governance and has designed its corporate governance practices to be consistent with this objective. The Board has reviewed and amended its governance practices in response to recent Canadian and United States regulatory initiatives. As new rules and policies come into effect, the Board will continue to revise its practices as required. The Board has reviewed the Corporate Governance Guidelines established by the Canadian Securities Administrators under National Policy 58-201 (the “Governance Guidelines”), and the Board believes the Corporation’s governance practices meet or exceed the Governance Guidelines. Attached as Schedule A to this management proxy circular is a chart which summarizes the alignment of the Corporation’s governance practices with the Governance Guidelines.
Composition of the Board
      All of the directors, with the exception of Mr. Horner, the Chief Executive Officer of the Corporation, are independent within the meaning of the Governance Guidelines.
      Although all of the directors except Mr. Horner are independent, one of the directors has an additional relationship with the Corporation. Mr. Rosenfeld is counsel to a law firm that provides legal advice to the Corporation from time to time; however, these services are provided on customary commercial terms and are not of a material nature. In 2005, the Corporation paid Mr. Rosenfeld’s firm approximately $28,000 in respect of such services. The Board has determined that this relationship is not of a nature which could reasonably interfere with the exercise of the director’s independent judgment. Prior to

February 16, 2006 three directors (Jarle Dragvik, Vidar Lerstad and Jan Oksum) were also officers of Norske Skogindustrier ASA, which held 29.4% of the Common Shares. Norske Skogindustrier ASA disposed of its entire 29.4% interest in the Corporation on February 16, 2006 and each of Messrs. Dragvik, Lerstad and Oksum resigned as directors on that date. Messrs. Dodson, Kenning and Unruh have since been appointed as directors.
      The Chair of the Board is Keith Purchase, an independent director. The Board has established terms of reference for the Chair, whose primary responsibilities include (i) acting as a principal sounding board and counselor for the Chief Executive Officer; (ii) leading the Board and monitoring and evaluating the performance of the Chief Executive Officer; (iii) coordinating with the Chief Executive Officer to ensure that management strategy, plans and performance are represented to the Board and shareholders as appropriate; (iv) providing leadership to the Board and assisting the Board in reviewing and monitoring the aims, strategy, policies and directions of the Corporation; and (v) retaining an independent perspective to best represent the interests of the Corporation, shareholders and the Board.
      Messrs. Chambers, Horner, Kenning, Purchase and Unruh and Ms. Laberge are directors of public companies other than the Corporation. See “Election of Directors”.
Mandate of the Board
      The Board is responsible for the stewardship of the Corporation and satisfies its legal responsibility to manage or supervise the management of the business, in the interest of shareholders, through the President and Chief Executive Officer. A copy of the text of the Administrative Guidelines and Terms of Reference for the Board is attached as Schedule B to this management proxy circular.
      The Board, under the leadership of the Chairman, has expressly acknowledged its stewardship role in:

(i)	appointment, remuneration and succession of senior management;

(ii)	strategic planning;

(iii)	review of annual budgets and performance targets;

(iii)	identification and monitoring of the principal risks of the Corporation’s business;

(iv)	monitoring and evaluating internal controls and management information systems; and

(v)	reviewing systems and policies for effective and timely communications.
      The Board annually reviews and approves a long-range strategic plan at an annual strategy session held with management. The Board obtains strategic updates from management at least quarterly. The Board also reviews and approves strategic transactions that are out of the ordinary course of business, including acquisitions, dispositions and financings.
      The Board manages its own affairs, including selecting its Chair and Deputy Chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation. The specific mandate, duties and responsibilities of the Board are set forth in a comprehensive corporate governance manual which is provided to all directors upon their election to the Board. The manual is reviewed and updated on a regular basis and provides guidelines to the Board to assist it in carrying out its stewardship role.
      New directors are provided with an orientation that includes a review of the Corporation’s business and operations, one-on-one meetings with all members of the executive and visits to the Corporation’s manufacturing facilities.
      The Board and its committees may retain outside advisors as they deem necessary. Individual directors, with the concurrence of Chair or Deputy Chair, may also engage outside advisors.
Board Meetings
      The Board has regular quarterly meetings and meets more frequently on an as-needed basis. The Board met seven times in the year ended December 31, 2005. In addition to its regular quarterly meetings, the Board schedules a separate meeting to review the Corporation’s operating and capital plan.

      The attendance of directors at Board and Committee meetings held during 2005 was as follows:

	Board Meetings	Committee Meetings
Director	Attended	Attended

Thomas S. Chambers	7 of 7	9 of 9
Gary Collins	5 of 5	5 of 5
Jarle Dragvik	6 of 7	2 of 4
(Mr. Dragvik became a director in February, 2005)
Russell J. Horner	6 of 7	4 of 4
J. Trevor Johnstone	7 of 7	9 of 9
Harold N. Kvisle	2 of 3	0 of 2
(Mr. Kvisle resigned from the Board in April, 2005)
Alice Laberge	2 of 2	0 of 0
(Ms. Laberge became a director in September, 2005)
Vidar Lerstad	5 of 7	7 of 9
Jan Oksum	4 of 7	7 of 9
R. Keith Purchase	6 of 7	8 of 8
William P. Rosenfeld	7 of 7	9 of 9
      At the end of each regularly scheduled Board meeting and meeting of the Governance and Human Resources Committee and Audit Committee, an “in-camera” session is held at which only independent directors are present. During 2005, six in-camera sessions were held at the Board meetings, five at the Governance and Human Resources Committee meetings and four at the Audit Committee meetings.
Committees of the Board
      The Board has established an Audit Committee, Environmental, Health and Safety Committee and Governance and Human Resources Committee.
Audit Committee
      The Audit Committee consists of Messrs. Chambers, Collins, Johnstone, Purchase and Ms. Laberge. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate. The Board has determined that each of these individuals qualifies as an “audit committee financial expert” for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience

T.S. Chambers	Mr. Chambers has been a chartered accountant since 1969. He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001. Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004. Mr. Chambers is a member of two other audit committees and the chair of one of them.

G. Collins	Mr. Collins is the Chief Executive Officer of HMY Airways Inc. and in that capacity supervises the preparation of that company’s financial statements. Prior to joining HMY Airways Inc., Mr. Collins was the Minister of Finance for the Province of British Columbia.

J.T. Johnstone	Mr. Johnstone is a chartered accountant and has qualified as a certified public accountant, although he no longer actively practices as such. He worked for a public accountant where he oversaw the preparation and audit of financial statements for four years. He has been the chief financial officer of a number of private companies and he is a member of four other audit committees.

Name	Relevant Education and Experience

A. Laberge	Ms. Laberge holds an MBA from the University of British Columbia. She has worked as the Chief Financial Officer of MacMillan Bloedel Limited and the Chief Financial Officer and Chief Executive Officer of Fincentric Corporation. Ms. Laberge is currently a member of two other audit committees and has in the past been chair of another audit committee.

R.K. Purchase	Mr. Purchase holds a Bachelor of Commerce (Administration) from Victoria University of Wellington (New Zealand) and an MBA from Simon Fraser University. He has been the Chief Executive Officer of Timberwest, the managing director of Tasman Pulp & Paper and the Executive Vice President of MacMillan Bloedel Limited. In those capacities he actively supervised financial officers of the respective companies.
      The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditors;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.
      The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually. A copy of the text of the Audit Committee’s terms of reference is attached as Schedule C to this management proxy circular.
      The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the Committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.
      Through the Audit Committee, the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller’s departments, and others as required, to ensure timely and accurate disclosure.
      All quarterly and annual financial statements, press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com). The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.
      The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval. In January, 2006 the Audit Committee approved the engagement of the external auditors for the period ending January 31, 2007 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $400,000.

      During the last two years, the Corporation paid the following fees to its external auditors:

	Period ending
	December 31

	2005	2004

Audit Fees	$594,200	$732,200
Audit Related Fees	188,600	124,500
Tax Fees	139,900	90,900
All Other Fees	—	—

Total	$922,700	$947,600

      The services rendered in connection with “Audit Related Fees” consisted primarily of the audit of a wholly owned subsidiary, the audit of the Corporation’s pension plan and other accounting advice. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.
      The Audit Committee met four times in the year ended December 31, 2005.
Environmental, Health and Safety Committee
      The Environmental, Health and Safety Committee consists of four directors, Messrs. Horner, Purchase, Rosenfeld and Ms. Laberge, three of whom are independent. The mandate of the Committee is to establish principles of environment, health and safety stewardship for the Corporation and to monitor the Corporation’s compliance with those principles.
      The Environmental, Health and Safety Committee met four times in the year ended December 31, 2005.
Governance and Human Resources Committee
      The Governance and Human Resources Committee consists of four independent directors, Messrs. Chambers, Collins, Johnstone and Rosenfeld. Periodically the Governance and Human Resources Committee creates smaller sub-committees, composed of committee members, to address specific issues. The Governance and Human Resources Committee and its sub-committees met ten times in the year ended December 31, 2005.
      The Committee’s principal functions are:

(i)	to develop and monitor the Corporation’s overall approach to corporate governance issues;

(ii)	to recommend to the Board the nominees for election and re-election as members of the Board;

(iii)	to review the performance of the Board as a whole and of its Committees; and

(iv)	to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer and approval of changes to benefit provisions in the Corporation’s salaried pension plans.
      The Board has delegated to the Governance and Human Resources Committee the responsibility for developing and monitoring the Corporation’s overall approach to corporate governance and implementing and administering the governance system. The Governance and Human Resources Committee has established position descriptions for each of the Board as a whole, each Board Committee, individual directors, the Chair and Deputy Chair of the Board and the Chief Executive Officer. The Committee reviews these mandates annually, and makes recommendations for amendments where appropriate.
      The Governance and Human Resources Committee is responsible for recommending to the Board the nominees for election or re-election to the Board. The Committee is also responsible for the ongoing assessment of directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required taking into account the strategic direction of the Corporation.
      The Governance and Human Resources Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance and Human Resources Committee makes recommendations to the Board based on the results of the review.
      The Governance and Human Resources Committee is responsible for annually reviewing the directors’ compensation plan and making recommendations to the Board. Directors may receive their compensation in the form of cash or DSUs, or a combination of both. Directors are expected to own at least 25,000 DSUs and/or Common Shares within two years of joining the Board.

      The Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year, the Committee evaluates the Chief Executive Officer’s performance against those objectives. The results of the assessment are reported to the Board. The Committee also reviews the performance of other senior executives. The Board meets with management annually to review the Corporation’s succession plan.
      The Governance and Human Resources Committee determines the compensation of the Corporation’s executive officers. The Committee annually reviews and determines the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive. The Committee also administers the Corporation’s stock option plan and other share based compensation plans, if applicable, and makes recommendations regarding the granting of stock options and other share based grants to executive management and other key employees of the Corporation.
Expectations of Management
      The President and Chief Executive Officer reports directly to the Chair on a regular and ongoing basis. He has full accountability to the Board for the operating, financial and strategic performance of the Corporation. Within its mandate, the Board of directors participates with the Chief Executive Officer in the strategic decision-making process of the Corporation.
      The Corporation has adopted a Code of Corporate Ethics and Behaviour which applies to all directors, officers and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on the Canadian Securities Administrators’ electronic filing website at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.
AVAILABILITY OF DOCUMENTS
      Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the Corporation’s most recently completed financial year. The Corporation will provide to any person or company, upon request to the Corporate Secretary, one copy of the following documents:

(a)	the Corporation’s latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

(b)	the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s most recently completed year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(c)	the management proxy circular of the Corporation filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of shareholders of the Corporation which involved the election of directors.
      Copies of the above documents will be provided, upon request to the Corporate Secretary, free of charge to security holders of the Corporation. The Corporation may require the payment of a reasonable charge by any person or company who is not a security holder of the Corporation, and who requests a copy of such document.

SHAREHOLDER PROPOSALS
      The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is December 10, 2006.
APPROVAL OF THIS MANAGEMENT PROXY CIRCULAR
      The contents and the sending of this management proxy circular have been approved by the directors of the Corporation.

By order of the Board

(signed) Valerie Seager
Corporate Secretary

SCHEDULE A
COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES
      The Board of directors has reviewed the Corporate Governance Guidelines established by the Canadian Securities Administrators under National Policy 58-201 (the “Governance Guidelines”). The Board believes the Corporation’s governance practices meet or exceed the Governance Guidelines. The following description summarizes the Corporation’s corporate governance practices and its compliance with the Governance Guidelines.

Guideline 3.1 Composition of the Board	The Board should have a majority of independent directors.

Does the Corporation comply?	Yes

Discussion	All of the directors, with the exception of Mr. Horner, who is the Chief Executive Officer of the Corporation, are independent within the meaning of the Governance Guidelines.

Guideline 3.2 Composition of Board	The Chair should be an independent director.

Does the Corporation comply?	Yes

Discussion	The Chair of the Board is Keith Purchase, an independent director.

Guideline 3.3 Meetings of Independent Directors	The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.

Does the Corporation comply?	Yes

Discussion	At the end of each regularly scheduled Board meeting and meetings of the Governance and Human Resources Committee and Audit Committee, an “in-camera” session is held at which only independent directors are present. During 2005, six in-camera sessions were held at the Board meetings, five at the Governance and Human Resources Committee meetings and four at the Audit Committee meetings.

Guideline 3.4 Board Mandate	The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation, including responsibility for:

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c) the identification of the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;

(d) succession planning (including appointing, training and monitoring senior management);

(e) adopting a communication policy for the Corporation;

(f) the Corporation’s internal control and management information system; and

(g) developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

The written mandate of the Board should also set out:

(i) measures for receiving feedback from security holders, and

(ii) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Does the Corporation comply?	Yes

Discussion	A copy of the text of the Administrative Guidelines and Terms of Reference for the Board, which address the items referred to above, is attached to this management proxy circular as Schedule B.

Guideline 3.5 Positions Descriptions	The Board should develop clear position descriptions for the chair of the Board and the chair of each Board committee. In addition, the Board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board should also develop or approve the corporate goals and objective that the CEO is responsible for meeting.

Does the Corporation comply?	Yes

Discussion	The Board has developed written mandates for each of the Board as a whole, the Chair and Deputy Chair of the Board, each Board Committee, individual directors, and the Chief Executive Officer which sets out the responsibilities of each of these entities. The Terms of Reference for each Board Committee set out the responsibilities of the chair of the respective Committee. Copies of the Terms of Reference for each of the Board, Board Committees, Chair, Deputy Chair, individual directors, and Chief Executive Officer are available at the Corporation’s website at www.catalystpaper.com. The Governance and Human Resources Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year that Committee evaluates the Chief Executive Officer’s performance against those objectives.

Guideline 3.6 Orientation	The Board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its directors). All new directors should also understand the nature and operation of the Corporation’s business.

Does the Corporation comply?	Yes

Discussion	Under the guidance of the Governance and Human Resources Committee, the Corporation conducts an orientation program for new directors that includes a review of the Corporation’s business and operations, one-on-one meetings with all members of the executive and visits to the Corporation’s manufacturing facilities.

Guideline 3.7 Continuing Education	The Board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.

Does the Corporation comply?	Yes

Discussion	From time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends. In addition, the Corporation’s Controller and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation. The Board visits one of the Corporation’s manufacturing facilities at least once a year.

Guideline 3.8 Code of Business Conduct and Ethics	The Board should adopt a written code of business conduct and ethics (a “code”). The code should be applicable to directors, officers and employees of the Corporation. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behavior.

Does the Corporation comply?	Yes

Discussion	The Corporation has a Code of Corporate Ethics and Behaviour (the “Code”) which applies to all directors, officers, and employees. The Code can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on SEDAR at www.sedar.com. The Code sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

Guideline 3.9 Monitoring Compliance with Code	The Board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the Corporation’s directors or executive officers should be granted by the Board (or a Board committee) only.

Does the Corporation comply?	Yes

Discussion	The Board monitors compliance with the Code through the Chief Executive Officer and senior management. All executives, and employees at the director and manager level are required to annually confirm in writing that they have complied with the Code. The terms of reference for the Board provide that any waivers from the Code for the benefit of the Corporation’s directors or corporate officers may only be granted by the Board or, if delegated by the Board, a Board Committee.

Guideline 3.10 Nomination of directors	The Board should appoint a nominating committee composed entirely of independent directors.

Does the Corporation comply?	Yes

Discussion	The Governance and Human Resources Committee, which is composed entirely of independent directors, is responsible for recommending to the Board nominees for election or re-election to the Board.

Guideline 3.11 Written Charter for Nomination Committee	The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Does the Corporation comply?	Yes

Discussion	The Governance and Human Resources Committee operates in accordance with written Terms of Reference, which address the matters referred to above. A copy of the Terms of Reference is available at the Corporation’s website at www.catalystpaper.com and is attached to this management proxy circular as Schedule D.

Guideline 3.12 Adopt Process to Consider	Prior to nominating or appointing individuals as directors, the Board should adopt a process involving the following steps:
and Assess Competencies	(a) Consider what competencies and skills the Board, as a whole, should possess. In doing so, the Board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another.

(b) Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the Board. Instead, the Board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

The Board should also consider the appropriate size of the Board, with a view to facilitating effective decision-making. In carrying out each of these functions, the Board should consider the advice and input of the nominating committee.

Does the Corporation comply?	Yes

Discussion	The Board has delegated to the Governance and Human Resources Committee the responsibility for the ongoing assessment of the Board and directors. The Committee annually develops and updates a long-term plan for the composition of the Board that takes into consideration the current strength, skills and experience of the Board, retirement dates, and the strategic direction of the Corporation. The Committee considers the competencies and skills that the current Board as a whole, and individual directors, possess in making its recommendations to the Board.

Guideline 3.13 Nomination Committee Responsible for Identifying Qualified Individuals	The nominating committee should be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Does the Corporation comply?	Yes

Discussion	The Terms of Reference for the Governance and Human Resources Committee require the Committee, in consultation with the Chair of the Board and the Chief Executive Officer, to recommend to the Board nominees for election.

Guideline 3.14	In making its recommendations, the nominating committee should consider:
Nomination Committee Consider Competencies and Skills	(a) the competencies and skills that the Board considers to be necessary for a Board, as a whole, to possess;

(b) the competencies and skills that the Board considers each existing director to possess; and

(c) the competencies and skills each new nominee will bring to the boardroom.

Does the Corporation comply?	Yes

Discussion	The Terms of Reference of the Governance and Human Resources Committee require that it take the foregoing criteria into account in making its recommendations to the Board. From time to time the Committee may engage the services of an outside search consultant to assist it in identifying the best possible candidates.

Guideline 3.15 Compensation Committee Composed of Independent Directors	The Board should appoint a compensation committee composed entirely of independent directors.

Does the Corporation comply?	Yes

Discussion	The Board has delegated to the Governance and Human Resources Committee the responsibility for reviewing and making recommendations regarding the compensation of executive management and directors. Each member of the Committee is independent.

Guideline 3.16 Written Charter for Compensation Committee	The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Does the Corporation comply?	Yes

Discussion	The Terms of Reference of the Governance and Human Resources Committee issues address the foregoing criteria. The Terms of Reference are reviewed annually and updated as required. A copy of the Terms of Reference are attached to this management proxy circular as Schedule D.

Guideline 3.17	The compensation committee should be responsible for:
Compensation Committee Responsible for Corporate Goals, Recommendations to Board, Reviewing Executive Compensation	(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on his evaluation;

(b) making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and

(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.

Does the Corporation comply?	Yes

Discussion	The Governance and Human Resources Committee determines the compensation of the Corporation’s directors and officers. The Committee annually reviews and determines the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive. The Committee also administers the Corporation’s stock option plan and any other share based compensation plan, if applicable, and makes recommendations regarding the granting of stock options to executive management and other key employees of the Corporation.

The Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee reviews the Chief Executive Officer’s performance and evaluates it against those objectives. The results of this evaluation, as well as recommendations regarding the Chief Executive Officer’s compensation, are reported to the Board.

The Governance and Human Resources Committee is responsible for annually reviewing the directors’ compensation plan and making recommendations to the Board.

Guideline 3.18 Regular Board Assessments	The Board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider:

(a) in the case of the Board or a Board committee, its mandate or charter, and

(b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

Does the Corporation comply?	Yes

Discussion	The Governance and Human Resources Committee annually reviews the terms of references for the Board, each committee, the Chair, Deputy Chair, individual directors and Chief Executive Officer and makes recommendations for amendment where appropriate. The Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance and Human Resources Committee makes recommendations to the Board based on the results of the review.

SCHEDULE B
ADMINISTRATIVE GUIDELINES AND TERMS OF REFERENCE FOR
CATALYST PAPER CORPORATION BOARD OF DIRECTORS
ADMINISTRATIVE GUIDELINES

1.	The board of directors (the “Board”) assumes responsibility for the stewardship of Catalyst Paper Corporation (the “Corporation”). While, in law, the Board is called upon to supervise the management of the business, this is done by proxy through the President and Chief Executive Officer (“CEO”) who is charged with the day-to-day leadership and management of the Corporation.

2.	The Board has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interest of all shareholders. Although directors are elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interests of the Corporation must be paramount at all times.

3.	The capital and maintenance expenditure authority levels are outlined in Appendix A on page 5 of this Tab.

4.	Terms of reference for the Board, the Chair, the Deputy Chair, a director, committees and the CEO are annually reviewed by the Governance and Human Resources Committee and any changes are recommended to the Board for approval.

5.	Every year the Board reviews and approves a long range strategic plan and one-year operating and capital plans for the Corporation.

6.	The Board has concluded that the appropriate size for the Board is between 8 and 12 members.

7.	All directors stand for election every year.

8.	Directors must retire by age 70 except where otherwise agreed by the Board.

9.	The Board does not believe that directors who retire from or otherwise change their current position responsibilities should necessarily retire from the Board. There should, however, be an opportunity for the Board, through the Governance and Human Resources Committee, to review the appropriateness of continued Board membership.

10.	The Board believes there should be a majority of independent(1) directors on the Board and no more than two inside(2) directors on the Board.

11.	The Board supports the concept of the separation of the role of Chair from that of the CEO. The Board is able to function independently of management when necessary and the Chair’s role is to effectively manage and provide leadership to the Board and to interface with the CEO. The Chair will be an independent director.

12.	The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business, the accomplishment of long-term strategic objectives and other non-quantitative objectives established at the beginning of each year.

13.	The CEO has the special responsibility to manage and oversee the required interfaces between the Corporation and the public and to act as the principal spokesperson for the Corporation. This includes the responsibility for managing the equity and other financial market interfaces on behalf of the Corporation.

14.	The Chair of the Board, with the assistance of the CEO and the Secretary, will establish the agenda for each Board Meeting. Each Board member is free to suggest the inclusion of items on the agenda.

15.	The Board will meet at least five times per year and schedule regular meetings two years in advance.

16.	Materials will generally be delivered at least five days in advance of meetings for items to be acted upon. Presentations on specific subjects at Board meetings will only briefly summarize the material sent to directors so that discussion can be focused on issues relevant to the material.

17.	The Board encourages the CEO to bring employees into Board meetings who can provide additional insight into the items being discussed because of personal involvement in these areas, and/or employees who represent future potential who the CEO believes should be given exposure to the Board.

(1)	A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices; and (ii) any other applicable legislation or policy.

(2)	An inside director is defined as an officer or employee of the Corporation or any of its subsidiaries.

18.	The Board is responsible, in fact as well as in procedure, for selecting candidates for Board membership. The Board delegates the screening process involved to the Governance and Human Resources Committee with input from the Chair and the CEO.

19.	The Governance and Human Resources Committee will annually assess the effectiveness and contribution of the Board, its committees and each individual director.

20.	Committees established by the Board analyze in depth policies and strategies, usually developed by management, which are consistent with their terms of reference. They examine proposals and where appropriate make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

21.	The current committees of the Board include the Audit Committee, the Governance and Human Resources Committee and the Environmental, Health and Safety Committee. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

22.	Committee members and Committee Chairs are appointed by the Board and where possible, consideration is given to having directors rotate their committee assignments.

23.	Committees annually review their terms of reference and changes are recommended to the Board through the Governance and Human Resources Committee for approval.

24.	Succession and management development plans will be reviewed by the Governance and Human Resources Committee and reported annually by the CEO to the Board.

25.	Directors are required to own, in the aggregate, a minimum of 25,000 Deferred Share Units and/or common shares within two years of election.

26.	The Board will ensure that directors receive a comprehensive orientation regarding the Corporation and its operations and that directors receive the necessary ongoing education.

27.	The Board will meet regularly on an “in camera” basis without inside directors present.

29.	The Board and a committee of the Board may engage separate independent counsel and/or advisors at the expense of the Corporation. An individual director may engage separate independent counsel and/or advisors at the expense of the Corporation in appropriate circumstances with the approval of the Chair or the Deputy Chair.

30.	The Corporation has provided, on its website, information advising shareholders and other interested parties on how to contact the Corporation. Shareholders and other individuals may communicate directly with the Board by addressing written correspondence to the Board at the corporate address set out on the website. Mail marked “Confidential — For the Catalyst Paper Board of Directors” will be forwarded by management of the Corporation, unopened, to the Chair or to the director to whom the mail is particularly addressed. A director who receives any such mail will discuss any relevant issues set forth in the correspondence with the Chair or the chair of the applicable committee. This procedure is intended to be a means by which shareholders can provide feedback or direct specific concerns to directors. It is not intended to be used as a mechanism for sending routine correspondence, such as analysts reports, to the Board.

31.	These Board Guidelines are reviewed and approved annually by the Board.

APPENDIX A — ADMINISTRATIVE GUIDELINES FOR THE BOARD
CAPITAL AND MAINTENANCE EXPENDITURE AUTHORITY LEVELS

President and
Chief Executive Officer
Authority Level

	Capital	Maintenance
	Expenditures	Expenditures

Planned	$10 million	$10 million
Unplanned	$5 million	$10 million

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.	Purpose

A.	The primary responsibility of the Board is to foster the long-term success of the Corporation consistent with the Board’s responsibility to the shareholders to maximize shareholder value.

B.	The Board has the responsibility for the stewardship of the Corporation. It is responsible for overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of business. In addition to the Board’s fundamental objective to enhance and preserve shareholder value, it is the overall responsibility of the Board to ensure that the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board also considers the legitimate interests that other stakeholders such as employees, suppliers, customers and communities may have in the Corporation. In supervising the conduct of the business, the Board through the CEO shall set the standards of conduct for the Corporation.

II.	Procedures and Organization

A.	The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The capital and maintenance authority levels are outlined in Tab B — Administrative Guidelines for the Board.

B.	The Board retains the responsibility for managing its own affairs including:

(i)	selecting its Chair;

(ii)	nominating candidates for election to the Board;

(iii)	constituting committees of the Board; and

(iv)	determining director compensation.

C.	Subject to the By-laws of the Corporation and the Canada Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

III.	Duties and Responsibilities

A.	Selection of Management

(i)	The Board has the responsibility for the appointment and replacement of the CEO. The Board has the responsibility to monitor the CEO’s performance, to approve the CEO’s compensation and to provide advice and counsel in the execution of the CEO’s duties.

(ii)	Acting upon the advice of the CEO and the recommendation of the Human Resources Committee the Board has the responsibility for approving the appointment and remuneration of executive management.

(iii)	The Board is responsible for satisfying itself as to the integrity of the CEO and other corporate officers and for ensuring that the CEO and other corporate officers create a culture of integrity throughout the Corporation.

(iv)	The Board has the responsibility for ensuring that plans have been made for executive management succession, which will include the appropriate training and monitoring of executive management.

B.	Monitoring and Acting
      The Board has the responsibility:

(i)	to monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

(ii)	for approving any payment of dividends and new financings;

(iii)	for the identification of the principal risks of the Corporation’s business and taking all reasonable steps to ensure the implementation of appropriate systems to manage these risks;

(iv)	for directing management to ensure systems are in place for the implementation and integrity of the Corporation’s internal control and management information systems; and

(v)	for directing management to ensure appropriate disclosure controls and procedures are in place to enable information to be recorded, processed, summarized and reported within the time periods required by law.

C.	Governance

The Board is responsible, either directly or through delegation to an appropriate Committee, to develop the Corporation’s approach to corporate governance.

D.	Strategy Determination
      The Board has the responsibility:

(i)	to review with management the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals;

(ii)	to adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; and

(iii)	to review progress with respect to the achievement of the goals established in the strategic plans.

E.	Policies and Procedures
      The Board has the responsibility:

(i)	to approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

(ii)	to approve, and monitor compliance with, the Corporation’s Code of Corporate Ethics and Behaviour applicable to all directors, officers and employees of the Corporation. Any waivers from the Code of Corporate Ethics and Behaviour for the benefit of the Corporation’s directors or corporate officers may only be granted by the Board or, if delegated by the Board, a Board committee; and

(iii)	to direct management to implement systems which are designed to ensure that the Corporation operates at all times in accordance with its Code of Corporate Ethics and Behaviour and within applicable laws and regulations.

F.	Compliance Reporting and Corporate Communications
      The Board has the responsibility:

(i)	to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(ii)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(iii)	to ensure that the Corporation has appropriate disclosure controls and procedures that enable information to be recorded, processed, summarized and reported within the time periods required by law;

(iv)	to ensure the timely reporting of any developments that are required to be disclosed by applicable law;

(v)	to report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report);

(vi)	to approve the Corporation’s communications policy and ensure that the Corporation has in place practices to enable it to communicate effectively with its shareholders, stakeholders and the public generally; and

(vii)	to ensure the Corporation has in place in its communications policy measures for receiving feedback from shareholders.

IV.	General Legal Obligations of the Board of Directors

A.	The Board is responsible for directing management to ensure that legal requirements have been met, and that documents and records have been properly prepared, approved and maintained.

B.	The Canada Business Corporations Act identifies the following as legal requirements for the Board and individual directors:

(i)	to manage or supervise the management of the affairs and business of the Corporation including the relationships among the Corporation, its subsidiaries, their shareholders, directors and officers;

(ii)	to act honestly and in good faith with a view to the best interests of the Corporation; and

(iii)	to exercise the care, diligence and skill of a reasonably prudent person.

C.	In particular, it should be noted that no committee of directors has the authority to:

(i)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(ii)	fill a vacancy among the directors or in the office of the auditor or appoint additional directors;

(iii)	issue securities except as authorized by the directors;

(iv)	issue shares of a series, except as authorized by the directors;

(v)	declare dividends;

(vi)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(vii)	pay a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares, except as authorized by the directors;

(viii)	approve a management proxy circular;

(ix)	approve a take-over bid circular or directors’ circular;

(x)	approve any financial statements; and

(xi)	adopt, amend or repeal by-laws of the Corporation.
      All of the foregoing matters must be considered by the Board as a whole.

SCHEDULE C
TERMS OF REFERENCE FOR CATALYST PAPER CORPORATION
AUDIT COMMITTEE

I.	Purpose
      The purpose of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it. The Committee is directly responsible for overseeing the work of the external auditors. The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.
      More specifically the purpose of the Committee is to satisfy itself that:

A.	The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.	The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.	The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements. This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.	The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.
      The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.(3)

B.	All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.	The Committee Chair shall be appointed by the Board.

D.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(3)	A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators Multi-Lateral Instrument 52-110 — Audit Committees; and (ii) any other applicable legislation or policy.

(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer;

(iii)	chair Committee meetings.

E.	Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.	The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.	A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.	The Corporate Secretary shall be Secretary to the Committee.

L.	The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.	Authority and Responsibilities

A.	Audit Committee Terms of Reference
      The Committee shall review and assess adequacy of the terms of reference at least annually and submit its terms of reference to the Board for approval.

B.	Financial Reporting Control Systems
      The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)	review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

(iv)	annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors, and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting, discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.	Interim Financial Statements
      The Committee shall:

(i)	review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information
      The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)	obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)	obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

(iv)	review and discuss reports from external auditors on:

a.	all critical accounting policies and practices to be used;

b.	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

c.	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

d.	the external auditors attestation of management’s internal control report required by applicable law;

(v)	review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board of directors a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee. The Committee shall:

(i)	review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)	recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)	pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance
      The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)	establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.	Material Disclosure Documents
      The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.	Pension Plans
      The Committee shall:

(i)	establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long-term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)	review and evaluate recommendations from the Retirement Plan Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.
      In giving effect to the foregoing, the Committee will approve procedures by which it will oversee the Retirement Plan Committee of Management of the Corporation, which respectively has management responsibility for the administration of pension plan benefits and the investment of pension plan assets.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.	The Committee is empowered to investigate any activity of the Corporation and all employees are to cooperate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.	The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.	Committee Timetable
      The timetable outlined on the following page outlines the Committee’s schedule of activities during the year.

Meeting Timing		January	April	July	October

Agenda Item

A. Financial Reporting Control Systems

(i)	Review reports from senior officers outlining changes in financial risks.	X	X	X	X

(ii)	Review management letter of external auditor and Corporation’s responses to suggestions made.		X

(iii)	Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X

(iv)	Obtain assurance from both internal and external auditors regarding the overall control environment and the adequacy of accounting system controls.	X	X	X	X

(v)	Review financial statement certification process and disclosure controls and procedures.			X

(vi)	Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters.			X

(vii)	Receive and review external auditors report on critical accounting policies.			X

B. Interim Financial Statements

(i)	Review interim financial statements with Corporation prior to their release and recommend their approval to the Board.	X	X	X	X

(ii)	Review management’s discussion and analysis and associated press releases, accompanying interim financial statements.	X	X	X	X

C. Annual Financial Statements and Other Financial Information

(i)	Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.	X	X	X	X

(ii)	Obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration.	X	X	X	X

(iii)	Obtain draft annual financial statements in advance of the committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers.	X

(iv)	Review summary of the status of any material pending or threatened litigation, claims and assessments.	X	X	X	X

(v)	Discuss the annual financial statements and the auditors’ report thereon in detail with Corporation officers and the auditors.	X

(vi)	Review critical accounting policies, alternative treatments of financial information and material communication between management and external auditors.	X	X	X	X

(vii)	Review the annual report and other annual public information documents, including management’s discussion and analysis and earnings press release.	X

(viii)	Provide to the Board a recommendation as to whether the annual financial statements should be approved.	X

(ix)	Review risk management plans such as insurance programs.				X

(x)	Review hedging programs and policies.		X

(xi)	Review actuarial funding status of Pension Plans.	X

(xii)	Assess adequacy of disclosure controls and procedures.			X

Meeting Timing		January	April	July	October

Agenda Item

D. External Audit Terms of Reference, Reports, Planning and Appointment.

(i)	Review the audit plan with the external auditors.				X

(ii)	Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.	X

(iii)	Recommend to the Board the retention or replacement of the external auditors. If there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.	X

(iv)	Assess independence of external auditors. Ensure rotation of lead or coordinating audit partner having primary responsibility for the audit as required by law.	X

(v)	Review and approve engagement of external auditors for non-audit services.	X

(vi)	Review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.		X

(vii)	Review hiring policies regarding employees of external auditor.			X

E. Internal Audit Reports and Planning

(i)	Review the summary report of the internal audit function for the past year.	X

(ii)	Review planned activities and resources of the internal audit function for the coming year.		X

F. Governance Matters

(i)	Review Audit Committee terms of reference.	X

(ii)	Review key accounting and finance policies.			X

G. Material Disclosure Documents

(i)	Review the contents of any material disclosure document prior to their release and recommend their approval to the Board.	X	X	X	X

H. Pension Plans

(i)	Review pension committee terms of reference.			X

(ii)	Review pension plan Investment Guidelines and Objectives.			X

(iii)	Review management reports on quarterly pension fund investment performance.	X	X	X	X

(iv)	Report to board on pension fund investment performance.	X		X

SCHEDULE D
TERMS OF REFERENCE FOR CATALYST PAPER CORPORATION
GOVERNANCE AND HUMAN RESOURCES COMMITTEE

I.	Purposes

A.	The purpose of the Governance and Human Resources Committee (the “Committee”) is to provide a focus on Board governance that will enhance corporate performance, to assess and make recommendations regarding Board effectiveness, and to establish a process for identifying, recruiting and recommending candidates for membership on the Board. Ultimately the full Board recommends the election of directors by the shareholders.

B.	The purpose of the Committee is also to establish a plan of continuity for executives and other key employees, and to ensure a broad plan of executive compensation is established that is competitive and motivating in order to attract, hold and inspire the Executive Management and other key employees and to oversee compliance by Executive Management with the Corporation’s code of corporate behaviour and ethics.

C.	For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.(4)

B.	The Committee Chair shall be appointed by the Board.

C.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management;

(iii)	chair Committee meetings.

D.	Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.	The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.	A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G.	The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H.	The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.	The Committee shall choose as its Secretary such person as it deems appropriate.

4	A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices; and (ii) any other applicable legislation or policy.

III.	Duties and Responsibilities
Governance
The Committee shall:

A.	Annually develop and update a long term plan for the composition of the Board of directors that takes into consideration the current strengths, skills and experience on the Board, retirement dates and the strategic direction of the Corporation.

B.	In consultation with the Chair of the Board and the CEO, recommend to the Board nominees for election and re-election as members of the Board of directors of the Corporation. In making such recommendations, the Committee shall consider:

(i)	the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess;

(ii)	the competencies and skills that the Committee considers each existing director to possess; and

(iii)	the competencies and skills each new nominee will bring to the Board.

C.	Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

D.	Develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer the system.

E.	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

F.	Assess the independence and qualifications of the members of each of the committees of the Board as required by applicable law and make recommendations to the Board regarding the composition of such committees.

G.	Review with the Board, on a regular basis, but not less than annually, the role of the Board, the terms of reference for each of the committees of the Board, the Chair, the Deputy Chair, a director and the CEO.

H.	Review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

(i)	the size of the Board;

(ii)	the number and content of meetings;

(iii)	the annual schedule of issues to be presented to the Board at its meetings and those of its committees;

(iv)	material which is to be provided to the directors generally and with respect to meetings of the Board or its committees;

(v)	resources available to the directors; and

(vi)	the communication process between the Board and management.

I.	Make recommendations to the Board regarding changes or revisions to the Board Manual.

J.	Establish and administer a process (including a review by the full Board and discussion with management) for evaluating the effectiveness of the Board as a whole, the committees of the Board and each individual director.

K.	Monitor compliance by Executive Management with the Corporation’s Code of Corporate Ethics and Behaviour, including reviewing with legal counsel the adequacy and effectiveness of the Corporation’s procedures to ensure proper compliance. The Committee shall also recommend amendments to the Corporation’s Code of Corporate Ethics and Behaviour to the Board, as the Committee deems appropriate.

L.	Recommend the directors’ compensation plan to the Board.

M.	Prepare recommendations for the Board regarding any reports or disclosure required or recommended on corporate governance.

N.	Have such other powers and duties as delegated to it by the Board.

Human Resources
The Committee shall:

A.	Review the organizational structure and report any significant organizational changes, along with the Committee’s recommendations, to the Board.

B.	Review management’s succession plans for Executive Management, including specific development plans and career planning for potential successors prior to their presentation to the Board by the CEO.

C.	Review the compensation philosophy and guidelines for Executive Management, for recommendation to the Board for its consideration and approval.

D.	Review and recommend the compensation of each member of Executive Management, and report its conclusions to the Board for its consideration and approval.

E.	Review and make a recommendation to the Board for its consideration regarding any stock option or other share-based compensation plan, pension plan or employee benefit plan to be granted to Executive Management and guidelines with respect thereto.

F.	With respect to the granting of stock options, restricted share units or other share-based compensation (collectively, “Plans”) to Executive Management,

(i)	in conjunction with management, administer the Plans as determined, established and amended by the Board;

(ii)	review management’s recommendations for and approve the granting of stock options, restricted share units or other share based compensation to Executive Management and other key employees of the Corporation and its subsidiaries; and

(iii)	suggest and review any amendments which the Committee considers necessary to any Plans and make recommendations to the Board with respect to those amendments; provided however, that all amendments to such Plans shall be subject to the consideration and approval of the Board.

G.	Within any guidelines established by the Board,

(i)	in conjunction with management, administer the Pension Plan and Supplemental Retirement Plan (“SRP”) for Executive Management;

(ii)	designate key employees as Executive Management for the purposes of the SRP; and

(iii)	suggest and review any amendments which the Committee considers for the SRP and make recommendations to the Board for the consideration and approval of the Board; provided however, that all amendments to such plans be subject to the consideration and approval of the Board.

H.	Subject to the approval of the Board, review and approve benefits other than those applicable to employees generally to be granted to Executive Management including levels and types of benefits.

I.	Review and make a recommendation to the Board for its consideration regarding any changes in the benefit provisions of the salaried pension plan.

J.	Consider and make recommendations to the Board for its consideration regarding all matters concerning incentive awards, perquisites and other remuneration matters with respect to Executive Management.

K.	Oversee the selection of and terms of reference for outside consultants to review the Executive Management compensation program as appropriate.

L.	With respect to boards of directors of unrelated corporations which operate for profit and which compensate members of their boards and/or significant commitments with respect to non-profit organizations,

(i)	establish a limit on the number of such boards on which individual members of Executive Management may participate;

(ii)	receive notice of proposed membership by a member of Executive Management and upon consultation with the CEO have a right to object to such membership; and

(iii)	confirm in writing, through the CEO, to such member of Executive Management that the Corporation shall not indemnify the employee nor be exposed to liability with respect to the employee’s participation on for profit boards. In certain circumstances the Corporation’s directors’ and officers’ liability insurance may cover the employee’s participation on boards of non-profit organizations.

M.	Review and approve corporate goals and objectives applicable to the CEO, lead and implement the CEO’s review process based on such goals and objectives and report the results of the process to the Board.

N.	Review and approve the executive compensation disclosure prior to publication in the annual management proxy circular and other applicable regulatory reports.

O.	Have such other powers and duties as delegated to it by the Board.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.	The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.	The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.

V.	Committee Timetable

A.	The timetables on the following pages outline the Committee’s schedule of activities during the year.

Meeting Timing	January	April	July	October

Agenda Item
1. Board Composition
a) Review Board composition and succession				X
b) Recommend nominees for election and re-election	X
2. Review independence and qualifications of Committee members		X
3. Review director orientation program	X
4. Review Board Manual	X
5. Set Board forward agenda	X
6. Review Committee Terms of Reference	X
7. Review Code of Corporate Ethics and Behaviour	X
8. Review Board, Chair and committee performance				X
9. Review Board compensation	X
10. Approve statutory disclosure re: governance	X